EXHIBIT 99.1

Appointment of Martine Zimmermann as Independent Director to Inventiva’s Board of Directors

Daix (France), April 19, 2021 – Inventiva (Euronext Paris and Nasdaq: IVA) is pleased to announce the appointment of Martine Zimmermann to its Board of Directors as an independent director. Inventiva’s Board of Directors appointed Martine Zimmerman to replace Nawal Ouzren, who resigned from the Board of Directors in order to focus on the growth of Sensorion. Martine Zimmerman's appointment will be submitted to the shareholders for ratification at the next general shareholders meeting.

With over 25 years of global experience in the pharmaceutical industry, Martine Zimmermann has been the Senior Vice President and Head of Global Regulatory Affairs of Alexion Pharma International since June 2016. Throughout her career, she has acquired extensive expertise as Regulatory Affairs Executive in both small and large pharmaceutical groups, holding senior roles in the United States, Europe and Asia-Pacific. Martine Zimmermann has worked across all phases of drug development within several therapeutic areas, interacting with relevant regulatory authorities in key markets, including the U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMA) and the Japanese Pharmaceuticals and Medical Devices Agency (PMDA). She is also an active member of several life-sciences trade associations and has been a member of the Board of Directors of U.S.-based Caelum Biosciences since 2019.

Frédéric Cren, Chairman, CEO and co-founder of Inventiva, commented: “I am very pleased to welcome Martine Zimmermann to Inventiva’s Board of Directors. Her deep knowledge of the industry and her international experience, paired with her expertise in regulatory matters across geographies, will be a great addition for the Company. At the same time, I would like to warmly thank Nawal Ouzren on behalf of the Board for her valuable contribution to Inventiva over the last two years and wish her all the best going forward.”

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of NASH, MPS and other diseases with significant unmet medical need.

Leveraging its expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation, Inventiva is currently advancing two clinical candidates, as well as a deep pipeline of earlier stage programs.

Lanifibranor, its lead product candidate, is being developed for the treatment of patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies. In 2020, Inventiva announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with NASH and obtained Breakthrough Therapy and Fast Track designation for lanifibranor in the treatment of NASH.

Inventiva is also developing odiparcil, a second clinical stage asset, for the treatment of patients with subtypes of MPS, a group of rare genetic disorders. Inventiva announced positive topline data from its Phase IIa clinical trial evaluating odiparcil for the treatment of adult MPS VI patients at the end of 2019 and received FDA Fast Track designation in MPS VI for odiparcil in October 2020.

In parallel, Inventiva is in the process of selecting an oncology development candidate for its Hippo signalling pathway program. Furthermore, the Company has established a strategic collaboration with AbbVie in the area of autoimmune diseases. AbbVie has started the clinical development of ABBV‑157, a drug candidate for the treatment of moderate to severe psoriasis resulting from its collaboration with Inventiva. This collaboration enables Inventiva to receive milestone payments upon the achievement of pre-clinical, clinical, regulatory and commercial milestones, in addition to royalties on any approved products resulting from the collaboration.

The Company has a scientific team of approximately 70 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, as well as in clinical development. It also owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly‑owned research and development facility.

Inventiva is a public company listed on compartment C of the regulated market of Euronext Paris (ticker: IVA - ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com

Contacts

Inventiva Frédéric Cren Chairman & CEO info@inventivapharma.com +33 3 80 44 75 00	Brunswick Group Yannick Tetzlaff / Tristan Roquet Montegon / Aude Lepreux Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513-1284

Important Notice

This press release contains forward-looking statements, forecasts and estimates with respect to Inventiva’s clinical trials, clinical trial data releases, clinical development plans and anticipated future activities of Inventiva. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, or that candidates will receive the necessary regulatory approvals. Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's clinical trials may not support Inventiva's product candidate claims, Inventiva may encounter substantial delays in its clinical trials or Inventiva may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's control, Inventiva's product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by the current COVID-19 pandemic and that any new appointments may not be ratified by the shareholders. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2020 filed with the Autorité des Marchés Financiers on March 15, 2021, the Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 15, 2021 as well as the full-year financial report for the year ended December 31, 2020 for additional information in relation to such factors, risks and uncertainties.

Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

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